EXHIBIT 11
MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
STATEMENT RE COMPUTATION OF NET INCOME PER SHARE
Three and Six Month Periods Ended June 30, 2005 and 2004

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2005	2004	2005	2004
		(In thousands of dollars, except per share data)
BASIC EARNINGS PER SHARE

Average common shares outstanding	92,594	98,623	93,930	98,648

Net income	$174,357	$154,524	$356,370	$284,597

Basic earnings per share	$1.88	$1.57	$3.79	$2.88

DILUTED EARNINGS PER SHARE

Adjusted weighted average shares outstanding:
Average common shares outstanding	92,594	98,623	93,930	98,648
Common stock equivalents	588	641	615	585

Adjusted weighted average diluted shares outstanding	93,182	99,264	94,545	99,233

Net income	$174,357	$154,524	$356,370	$284,597

Diluted earnings per share	$1.87	$1.56	$3.77	$2.87